EXHIBIT 99(a)

Exhibit 99(a)

EDGEMARK FINANCIAL CORPORATION                          Merchandise Mart Plaza
                                                        Chicago, IL  60654
                                                        (312) 836-8000

                                                        ____________, 1994

Dear Stockholder:

You are cordially invited to attend a special meeting of Stockholders of EdgeMark Financial Corporation ("EdgeMark"), to be held on _________________________, 1994, at 9:30 a.m., local time, at the principal office of ______________________, Chicago, Illinois.

At the Special Meeting you will be asked to consider and vote upon a proposed Agreement and Plan of Merger among EdgeMark, Old Kent Financial Corporation ("Old Kent") and Old Kent-Illinois, Inc., a wholly-owned subsidiary of Old Kent, pursuant to which EdgeMark would be merged (the "Merger") into Old Kent-Illinois, Inc. The agreement has been unanimously approved by the Board of Directors of EdgeMark.

If the proposed Merger is adopted by the stockholders of EdgeMark and is consummated, each share of EdgeMark Common Stock outstanding at the time the Merger becomes effective will be converted into Old Kent Common Stock. The number of shares of Old Kent Common Stock to be received for each EdgeMark Share would be equal to $42.79 divided by the "Old Kent Stock Price Per Share."

The "Old Kent Stock Price Per Share" will be the weighted average of all transactions reported for Old Kent Common Stock on the Bloomberg Financial Markets System, or an equivalent system, for each of the last ten trading days preceding the date of closing for which transactions in Old Kent Common Stock are reported on that system. Notwithstanding such weighted average, the Old Kent Stock Price per Share will not be more than $35 per share not less than $31 per share.

Details of the proposed Merger and other important information appear in the attached Prospectus and Proxy Statement, which I urge you to read carefully.

The proposed Merger will not be consummated until after it is approved by the Board of Governors of the Federal Reserve System, the Commissioner of Banks and Trust Companies of the State of Illinois and the Commissioner of the Michigan Financial Institutions Bureau, and until certain other conditions are satisfied.

Your Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger and believes that the Merger is fair to and in the best interests of EdgeMark's stockholders.

It is important that your shares be represented at the Special Meeting. I therefore urge you to complete the enclosed proxy card promptly and then sign, date and return the completed proxy card in the accompanying postage-paid envelope provided for that purpose. You may revoke your proxy at any time prior to its exercise, and you may attend the special meeting and vote in person, even if you have previously returned your proxy card.

Please do not send in any stock certificates at this time. If the Merger is adopted you will be sent instructions regarding the surrender of your existing stock certificates.

                                      Sincerely yours,



                                      Charles A. Bruning
                                      President and Chief Executive Officer